Form12b-25
  [As last amended in Release No. 34-35113, December 19,1994, 59 F.R.
                                67752.]
                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 12b-25
                      NOTIFICATION OF LATE FILING
                              (Check One)

[ X] Form 10-K         [  ] Form 20-F       [  ] Form 11-K   [  ]  Form 10-Q
[  ] Form N-SAR

      For Period Ended:  June 30, 1997

      [  ]Transition Report on Form 10-K
      [  ]Transition Report on Form 20-F
      [  ]Transition Report on Form 11-K
      [  ]Transition Report on Form 10-Q
      [  ]Transition Report on Form N-SAR
      For the Transition Period Ended:
______________________________________________________________________________

      Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-------------------------------------------------------------------------------
_______________________________________________________________________________
Part I -  Registrant Information
_______________________________________________________________________________
Full Name of Registrant
     PHC,Inc
Former Name if Applicable:  N/A

     200 Lake Street, Suite 102
Address of Principal Executive Office ( Street and number)

     Peabody, Massachusetts  01960
City, State and Zip Code
_______________________________________________________________________________
Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the drescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

       Audited Financial Statements are unavailable. (Attach Extra Sheets if Needed)

Part - IV Other Information
______________________________________________________________________________

  (1) Name and telephone number of person to contact in regard to this notification.
     Paula C. Wurts         (978)                   536-2777
        (Name)            (Area Code)           (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [ X ] Yes
                                                          [   ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ X ] Yes
                                                          [   ] No
See attached press release.

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



 ..............................................................................
PHC, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date September 29, 1997            By: Paula C. Wurts__________________________
                                   Controller, Assistant Treasurer,
                                   Assistant Clerk

                                  PRESS RELEASE
FOR IMMEDIATE RELEASE
                                    Contact:  Bruce A. Shear,  President
                                              PHC, Inc.  (508) 536-2777

           PHC, INC.REPORTS RECORD INCREASE IN CORE BUSINESS REVENUES
                     FOR THE FISCAL YEAR ENDED JUNE 30, 1997

PEABODY, MA, September 29, 1997 - PHC, Inc., dba Pioneer Healthcare, (NASDAQ...PIHC) today announced record revenues for the Fiscal Year Ended June 30, 1997. Revenues were $27,234,372 compared to $21,802,758 for the Fiscal Year ended June 30, 1996, a 25% increase. Pioneer reported a net loss of $2,839,664 or 87 cents per share compared to a net loss of $585,315 or 22 cents per share for the Fiscal Year ended June 30, 1996. The Company's core behavioral healthcare business reported record revenues of $21,927,655 compared to revenues of $16,758,836 for the Fiscal Year ended June 30, 1996, a 31% increase.

In commenting on this year's results, Mr. Shear stated, "Pioneer's behavioral healthcare business has expanded significantly in this fiscal year with new contracts signed in the railroad and gaming industries, reflecting its safety sensitive industry focused strategy. The continued expansion of outpatient services as well as the Company's new contract with FHP establishes Pioneer as a recognized leader in the behavioral healthcare industry." Shear further stated, "Our growth and our future is focused in the behavioral healthcare industry. By identifying industry niches of need and cultivating key relationships with these sectors, we can leverage our strategies and play a dominate role. This is the strategy that will best serve our shareholders."

"Pioneer also adopted a tougher approach to its accounts receivable allowance reserves. The environment we operate in today makes collections of older receivables more difficult than in previous years. Accordingly, we are adopting a more stringent reserve policy going forward as well as instituting more aggressive collection techniques."

Shear further stated, "The Fiscal Year ended June 30, 1997 loss was primarily related to its long term care facility, Franvale Nursing & Rehabilitation Center. The loss at Franvale was $2,318,756. The operation has now stabilized and is approaching profitability with occupancy levels at a six month high. A new management team is in place and marketing efforts have begun to show positive results. As previously reported Pioneer continues to look for the best strategic alternative for Franvale.z"

Pioneer Healthcare's core business provides inpatient and outpatient behavioral healthcare services. Pioneer contracts with national insurance companies in addition to major transportation and gaming companies who have selected them to provide behavioral health services.

This press release may include forward-looking statements about the Company's revenues and earnings and future plans and objectives. Any such statements are subject to risks and uncertainties that could cause the actual results to vary materially. These risks are discussed in the Company's Report on Form 10-KSB for the year ended June 30, 1996 and filed with the Securities and Exchange Commission on October 4, 1996.

NOTE TO EDITORS: Pioneer Healthcare's press releases are available at no charge through PR Newswire's Company News On-Call fax service. For a menu of Pioneer Healthcare's press releases or to retrieve a specific release, call 800-758-5804, extension 105159.

                     ** SEE FINANCIAL HIGHLIGHTS ATTACHED **

                            PHC INC. AND SUBSIDIARIES
                             CONDENSED BALANCE SHEET



                                             June 30        June 30
                                          -----------      ----------
                                              1997            1996
                                          -----------      ----------
                                          (Fiscal Year    (Fiscal Year
                                              End)            End)
ASSETS
Total current assets....................    12,786,954     10,001,286
Total Assets............................   $27,860,809    $20,817,217
                                          =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities...............     7,998,040      5,129,897

Total Liabilities.......................    22,136,228    $14,400,028

Total Stockholders'Equity...............     5,724,581     $6,417,189

Total Liabilities and Stockholders
Equity..................................   $27,860,809    $20,817,217
                                          =============  =============


                                  HIGHLIGHTS OF
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                            FOR THE FISCAL YEAR ENDED
                                             June 30         June 30
                                           -----------      ----------
                                               1997            1996
                                           -----------      ----------
Total Revenue...........................    27,234,372     21,802,758

(Loss) From Operations..................    (1,266,518)       (42,834)

NET (LOSS)..............................    (2,839,664)      (585,315)

(Loss) Per Share:
 (Loss) per Share from Operations              (.39)          (.02)
  NET (LOSS)per Share                          (.87)          (.22)

Weighted Average Number of Shares            3,270,175      2,709,504
Outstanding



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